

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Jorge Newbery
Chief Executive Officer
preREO LLC
440 S. LaSalle Street, Suite 1110
Chicago, IL 60605

> **Re: preREO LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 20, 2021**
> **File No. 024-11555**

Dear Mr. Newbery:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover page

1. We note your response to our prior comment 4 and reissue. We note your disclosure here that you "might change the price of the Series A Preferred Stock in the future" and on page 25 that initially you "will offer the Series A Preferred Stock at $10.00 per share" and "during the term of this Offering, [you] may increase or decrease the price." At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. To the extent you choose to change the price during the offering to another fixed price, please confirm that you will do so by means of a supplement or post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii) of Regulation A.

Forum Selection Provision, page 10

2. We note your response to our prior comment 6 and reissue in part. We note that neither
    Section 12.3 of the First Amended and Restated Limited Liability Company Agreement
    nor Section 9 of the Investment Agreement specifies whether the exclusive forum
    provision applies to the Securities Act or Exchange Act claims. In addition, we note that
    Section 12.3.2 of the LLC Agreement and Section 9.2 of the Investment Agreement
    state that "the exclusive forum selection provision . . . shall not apply to the extent
    prohibited by the Securities Act of 1933 or the Securities Exchange Act of 1934." Please
    remove the phrase "to the extend prohibited by" and, if true, clearly state in both
    agreements that these provisions do not apply to actions arising under the Securities Act
    or the Exchange Act, or advise.

Securities Being Offered
Distributions, page 25

3. We note your response to our prior comment 8 and reissue in part. In your response you
    state that you plan to pay the 7% return to investors and then return investors' capital.
    Please revise your disclosure to make this clarification as you have done in your
    response. It is helpful to provide specific examples and calculations. In addition, please
    revise your summary disclosure to clarify that the shares will be cancelled once the initial
    investment and the 7% interest have been repaid.

Rights of Common Shares, page 30

4. We note your response to our prior comment 1 and reissue in part. Please describe the
    major differences between Series A Preferred Stock and Common Shares. For Common
    Shares, describe transfer rights, terms of conversion, and liability to further calls or to
    assessment. For Preferred Stock, describe voting rights, transfer rights, dividend rights,
    terms of conversion, liability to further calls or to assessment, or any other important
    rights. In addition, also include a description of what happens in the event of liquidation or
    dissolution.

Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Roderick, Esq.